1. Organization and Description of Business

Credit Suisse Capital LLC ("the Company"), is a wholly owned subsidiary of Credit Suisse Capital Holdings, Inc. (the "Parent"), which is a wholly owned subsidiary of Credit Suisse (USA), Inc. ("CS USA"), and an indirect wholly owned subsidiary of Credit Suisse Holdings (USA), Inc. ("CS Holdings"), whose ultimate parent is Credit Suisse Group AG ("CSG").

The accompanying statement of financial condition has been prepared from the separate records maintained by the Company and may not necessarily be indicative of the financial condition that would have existed if the Company had been operated as an unaffiliated entity.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") as an over-the-counter ("OTC") Derivatives Dealer, which is a special category of broker-dealer engaged in an OTC derivatives business. As an OTC Derivatives Dealer, the Company calculates its regulatory capital charges pursuant to Appendix F of SEC Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Exchange Act") using the Company's internal value at risk ("VaR") model. The Company transacts OTC derivative contracts with corporate clients, high-net worth individuals and affiliates. The Company uses its affiliate Credit Suisse Securities (USA) LLC ("CS Securities"), as its clearing broker-dealer.

As part of its OTC derivatives business the Company enters into option transactions including collars, forward transactions, including variable prepaid forwards ("VPFs"), and swap transactions, including interest rate swaps and total return swaps.

Options

The Company writes put option contracts to meet counterparty needs and for economic hedging purposes. These written options do not expose the Company to credit risk because the Company, not its counterparty, is obligated to perform. At the beginning of the contract period, the Company receives a cash premium and during the contract period, the Company bears the risk of unfavorable changes in the value of the financial instruments underlying the options. To manage this market risk, the Company purchases or sells cash or derivative financial instruments. Such purchases and sales may include equity or fixed income securities, forward and futures contracts and options.

The Company purchases call options to meet counterparty needs and for economic hedging purposes. With purchased options, the Company gets the right, for a fee, to buy or sell the underlying instrument, at a fixed price on or before a specified date. The counterparties to OTC option contracts are reviewed to determine whether they are creditworthy and, if necessary, collateral is obtained. The Company economically hedges its exposure from purchased options by buying or selling the underlying positions.

The Company enters into collars, whereby a counterparty buys a put option on a stock and finances the put with the sale of a call option at the same or higher strike price. To mitigate the credit risk the Company receives the stock as collateral. The Company economically hedges the exposure from the put in the collar transactions by shorting equities. Collars, written options and purchased options are carried at fair value and are included in derivatives contracts on the statement of financial condition.

1. **Organization and Description of Business (Continued)**

    Forwards

    VPFs are a form of OTC hybrid transaction pursuant to which the Company purchases a variable number of shares of common stock from a counterparty on a forward basis. At inception, the Company pays the counterparty a dollar amount based on a percentage of the underlying value of the common stock. At the maturity of the transaction, the Company receives a variable number of shares (or an amount in cash equal to the value of such variable number of shares), with a maximum share cap from the counterparty based on the market price of the shares at maturity. VPFs allow counterparties to monetize their stock position and provide market risk protection through an equity collar that, among other things, protects the counterparty against decreases in the value of the underlying common stock. The counterparty pledges the underlying shares to the Company as collateral for the VPF. VPF transactions expose the Company to market risk to the extent the underlying stock price decreases below a pre-determined price. In order to economically hedge this risk, the Company employs strategies which include selling the underlying stocks short.

    The VPFs are generally long-dated and have original maturities of three to ten years. All of the Company's VPFs meet the definition of a derivative and are reported as derivative contracts on the Company's statement of financial condition. All VPFs are carried at fair value.

    Swaps

    Total return swaps are contractual agreements where the Company agrees to pay a counterparty the total economics of a defined underlying asset, in return for receiving a stream of floating rate cash flows, such as the London Interbank Offered Rate ("LIBOR"). The underlying assets for total return swaps may include equity securities and loans. The exposure from these transactions is hedged by purchasing the underlying asset.

    Securities Lending

    In the normal course of business, the Company may borrow a cash security from CS Securities and then sell the security to effect a short position that hedges the written option. This transaction with CS Securities results in the recognition of securities borrowed from an affiliate on the balance sheet. The Company may also purchase a cash security to hedge its exposures from a total return swap. The Company may then lend this cash security to CS Securities which results in the recognition of securities loaned to affiliates on the balance sheet.

2. **Summary of Significant Accounting Policies**

    Basis of financial information. To prepare a statement of financial condition in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), management is required to make estimates and assumptions, including but not limited to, the fair value measurements of certain financial assets and liabilities, recognition of deferred tax assets, as well as various contingencies. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial condition. While management evaluates its estimates and assumptions on an ongoing basis, actual results could differ materially from management's estimates. Market conditions may increase the risk and complexity of the judgments applied in these estimates.

2. Summary of Significant Accounting Policies (Continued)

Cash and cash equivalents. Cash and cash equivalents include all demand deposits held in banks and certain highly liquid investments with original maturities of 90 days or less.

Securities borrowed from/Securities loaned to affiliate. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced to or received from an affiliate. For securities borrowing and lending transactions, the Company deposits or receives cash collateral in an amount generally in excess of the market value of securities borrowed or lent. The Company monitors the market value of securities borrowed and loaned daily and obtains or refunds collateral as necessary.

Fair value of financial instruments. The fair value measurement guidance establishes a single authoritative definition of fair value and sets out a framework for measuring fair value. The fair value option creates an alternative measurement treatment for certain financial assets and financial liabilities. The fair value option can be elected at initial acquisition of the eligible item or at the date when the Company enters into an agreement which gives rise to an eligible item (e.g., a firm commitment or a written loan commitment). If not elected at initial recognition, the fair value option can be applied to an item upon certain triggering events that give rise to a new basis of accounting for that item. The application of the fair value option to a financial asset or a financial liability does not change its classification on the face of the balance sheet and the election is irrevocable. The Company's financial instruments are carried at fair value. Fair value is estimated at a specific point in time, based on relevant market information or the value of the underlying financial instrument. Financial instruments are recorded on a trade date basis with the exception of loans, which are recorded on a settlement date basis. See Note 3 for more information.

Loans. The Company enters into total return swaps with counterparties on the loans and purchases the loans, thereby creating a hedge. These loans are recorded on a settlement date basis and are carried at fair value. See Note 3 for more information.

Equity instruments. The Company enters into total return swaps with counterparties on equities and purchases equity positions, thereby creating a hedge.

Derivative contracts. All derivatives contracts are carried at fair value. The fair value amounts associated with derivative instruments are reported net by counterparty across products, provided a legally enforceable master netting agreement exists and such provisions are stated in the master netting agreement. In addition, the fair value amounts recognized for derivative instruments as well as the fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral, are reported net.

Receivables from brokers, dealers and other/payables to brokers, dealers and other. Receivables from brokers, dealers and other include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver") and margin due on futures contracts. Payables to brokers, dealers and other include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"). In addition, the net receivable or payable arising from unsettled securities trades is included in either receivables from brokers, dealers and other or payables to brokers, dealers and other.

Other assets and deferred amounts. Other assets primarily include cash collateral balances due from counterparties, receivables from customers, accrued dividends and interest, intercompany receivables.

2. Summary of Significant Accounting Policies (Continued)

Short-term borrowings from affiliates. Short-term borrowings from affiliates represent short-term funding provided by affiliates.

Subordinated and other long-term borrowings. Long-term debt represents long-term funding provided by an affiliate. Subordinated borrowings represent long-term funding provided by CS USA, which qualifies as regulatory capital under the SEC's Uniform Net Capital Rule.

Other liabilities. Other liabilities primarily include accounts payable, accruals for taxes, cash collateral payables, interest and professional fees payable, and management fees payable.

Income taxes. The Company is included in the consolidated federal income tax return filed by CS Holdings and certain state and local income tax returns filed by CS Holdings and CS USA. CS Holdings allocates federal income taxes to its subsidiaries on a separate return basis, and any state and local income taxes on a pro rata basis, pursuant to a tax sharing arrangement.

The Company uses the asset and liability method in providing for income taxes which requires that deferred income taxes be recorded and adjusted for the future tax consequences of events that have been recognized in the statement of financial condition or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. The state and local deferred tax liability is included in other liabilities in the statement of financial condition. The federal deferred tax liability is included in other liabilities in the statement of financial condition. See Note 14 for more information.

The Company follows the guidance regarding the accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. The Company determines whether it is more likely than not that an income tax position will be sustained upon examination based on the technical merits of the position. Sustainable income tax positions are then measured to determine the amount of benefit eligible for recognition in the statement of financial condition. Each such sustainable income tax position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

RECENTLY ADOPTED ACCOUNTING STANDARDS

ASC Topic 860 – Transfers and Servicing

In June 2014, the FASB issued ASU 2014-11, "Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures" ("ASU 2014-11"), an update to Topic 860 – Transfers and Servicing. ASU 2014-11 amends the accounting guidance for repurchase-to-maturity transactions and repurchase financing arrangements. As a result of these amendments repurchase-to-maturity transactions will be reported as secured borrowings. For repurchase financing arrangements, the amendments require separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for the repurchase agreement. The amendments also specify new disclosures that entities must include. ASU 2014-11 is effective for interim and annual periods beginning after December 15, 2014. The adoption of ASU 2014-11 did not have a material impact on the Company's statement of financial position.

3.   **Fair Value Measurement**

A significant portion of the Company's financial instruments are carried at fair value. Deterioration of the financial markets could significantly impact the fair value of these financial instruments and the Company's statement of financial condition. The fair value of the majority of the Company's assets and liabilities is based on quoted prices in active markets or observable inputs. These instruments include exchange-traded and certain OTC derivative instruments, certain loans and listed equity securities.

In addition, the Company holds financial instruments for which no prices are available, and which have little or no observable inputs. For these instruments the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management's own assumptions about the assumptions that market participants would use in pricing the financial instrument (including assumptions about risk). These instruments include certain OTC derivatives, certain loans and certain equity instruments.

The fair value of financial assets and liabilities is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties, and index prices or rates. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit quality of counterparty, and are applied to both OTC derivatives and debt instruments. The impact of changes in counterparty's credit spreads (known as credit valuation adjustments) is considered when measuring the fair value of assets. For OTC derivatives, the impact of changes in both the Company's and the counterparty's credit standing is considered when measuring their fair value. The adjustments also take into account contractual factors designed to reduce the Company's credit exposure to counterparties, such as collateral held and master netting agreements.

Fair Value Hierarchy

The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (c) inputs other than quoted prices that are observable for the asset or liability or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Company's own data. The Company's own data used to develop unobservable inputs are adjusted if information indicates that market participants would use different assumptions.

3. Fair Value Measurement (Continued)

Quantitative Disclosures of Fair Values

Following is a tabular presentation of fair value of assets and liabilities for instruments measured at fair value on a recurring basis:

Fair value of assets and liabilities

December 31, 2015	Level 1	Level 2	Level 3	Total at fair value
Assets		(In thousands)		
Loans	$ -	$ 2,911,315	$ 582,137	$ 3,493,452
Equity instruments...	10,405,124	19,759	162,717	10,587,600
Debt instruments...	-	10,677	-	10,677
Derivative contracts:				
Interest rate products................................	-	5,202	1,611	6,813
Equity/index-related products..............	1,660	1,726,584	282,112	2,010,356
Credit products..	-	861,924	44,066	905,990
Netting(1)..				(2,578,262)
Total derivative contracts..................	1,660	2,593,710	327,789	344,897
Total assets at fair value.....................	$ 10,406,784	$ 5,535,461	$ 1,072,643	$ 14,436,626
Liabilities				
Equity instruments...	$ 3,651,417	$ 19,377	$ -	$ 3,670,794
Debt instruments...	8,360	79,926	-	88,286
Derivative contracts:				
Interest rate products..................................	-	5,690	6,082	11,772
Equity/index-related products.................	1,146	2,731,944	73,082	2,806,172
Credit products...	-	12,962	5,663	18,625
Netting(1)..				(2,332,777)
Total derivative contracts...........	1,146	2,750,596	84,827	503,792
Other liabilities..	-	-	1,203	1,203
Total liabilities at fair value................	$ 3,660,923	$ 2,849,899	$ 86,030	$ 4,264,075

---

(1) Derivatives contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty and cash collateral netting.

3. Fair Value Measurement (Continued)

Transfers between Level 1 and Level 2

Year ended December 31, 2015	Transfers out of Level 1 to Level 2	Transfers to Level 1 out of Level 2
	(In thousands)	
Assets		
Derivative contracts:		
Equity/index-related products	$ -	$ 7
Total assets at fair value.....................................	$ -	$ 7
Liabilities		
Derivative contracts:		
Equity/index-related products (1)...............................	$ -	$ 2,606
Total liabilities at fair value...............................	$ -	$ 2,606

_____
(1) Transfers to level 1 out of level 2 relate to equity/index-related derivative contracts where the Company was able to obtain exchange traded quotes for the pricing inputs as the derivatives moved closer to maturity during the year ended December 31, 2015.

All transfers between level 1 and level 2 are reported through the last day of the reporting period.

Disclosures of Valuation Techniques of Level 3 Instruments

CSG has implemented and maintains a valuation control framework, which is supported by policies and procedures that define the principles for controlling the valuation of the Company's financial instruments. Product Control and Risk Management create, review and approve significant valuation policies and procedures. The framework includes three main internal processes (i) valuation governance; (ii) independent price verification and significant unobservable inputs review; and (iii) a cross - functional pricing model review. Through this framework, the Company concludes on the reasonableness of the fair value of its financial instruments.

On a monthly basis, meetings are held for each business line with senior representatives of the Front Office and Product Control to discuss independent price verification results, valuation adjustments, and other significant valuation issues. On a quarterly basis, a review of significant changes in the fair value of financial instruments is undertaken by Product Control and conclusions are reached regarding the reasonableness of those changes. Additionally, on a quarterly basis, meetings are held for each business line with senior representatives of the Front Office, Product Control, Risk Management, and Financial Accounting to discuss independent price verification results, valuation issues, business and market updates, as well as a review of significant changes in fair value from the prior quarter, significant unobservable inputs and prices used in valuation techniques, and valuation adjustments.

3. Fair Value Measurement (Continued)

The results of these meetings are aggregated for presentation to CSG's Valuation and Risk Management Committee ("VARMC") and the CSG Audit Committee. The VARMC, which is comprised of Executive Board members of CSG and the heads of the business and control functions, meets to review and ratify valuation review conclusions, and to resolve significant valuation issues for the Company. Oversight of the valuation control framework is through specific and regular reporting on valuation directly to the CSG's Executive Board through the VARMC.

One of the key components of the governance process is the segregation of duties between Front Office and Product Control, wherein the Front Office is responsible for measuring inventory at fair value on a daily basis, while Product Control is responsible for independently reviewing and validating those valuations on a periodic basis. The Front Office values the inventory using, wherever possible, observable market data which may include executed transactions, dealer quotes, or broker quotes for the same or similar instruments. Product Control validates this inventory using independently sourced data that also includes executed transactions, dealer quotes, and broker quotes.

Product Control utilizes independent pricing service data as part of their review process. Independent pricing service data is analyzed to ensure that it is representative of fair value including confirming that the data corresponds to executed transactions or executable broker quotes, review and assessment of contributors to ensure they are active market participants, review of statistical data and utilization of pricing challenges. The analysis also includes understanding the sources of the pricing service data and any models or assumptions used in determining the results. The purpose of the review is to judge the quality and reliability of the data for fair value measurement purposes and its appropriate level of usage within the Product Control independent valuation review.

For certain financial instruments the fair value is estimated in full or in part using valuation techniques based on assumptions that are not supported by market observable prices, rates, or other inputs. In addition, there may be uncertainty about a valuation, which results from the choice of valuation technique or model used, the assumptions embedded in those models, the extent to which inputs are not market observable, or as a consequence of other elements affecting the valuation technique or model. Model calibration is performed when significant new market information becomes available or at a minimum on a quarterly basis as part of the business review of significant unobservable inputs for level 3 instruments. For models that have been deemed to be significant to the overall fair value of the financial instrument, model validation is performed as part of the periodic review of the related model.

CSG performs a sensitivity analysis of its significant level 3 financial instruments. This sensitivity analysis estimates a fair value range by changing the related significant unobservable inputs value. This sensitivity analysis is an internal mechanism to monitor the impact of reasonable alternative inputs or prices for level 3 financial instruments. Where a model-based technique is used to determine the fair value of the level 3 financial instrument, an alternative input value is utilized to derive an estimated fair value range. Where a price-based technique is used to determine the fair value of the level 3 financial instruments, Front Office professional judgment is used to estimate a fair value range.

The following information on the valuation techniques and significant unobservable inputs of the financial instruments, and the sensitivity of fair value measurements to changes in significant unobservable inputs, should be read in conjunction with the quantitative disclosures of valuation techniques table.

3. **Fair Value Measurement (Continued)**

    Loans

    For secondary market loans traded over the counter, where recent transactions and quoted prices are not available, fair value may be determined by relative value benchmarking (which includes pricing based upon another position in the same capital structure, other comparable loan issues, generic industry credit spreads and enterprise valuations) or calculated based on the exit price of the collateral, based on current market conditions. For unobservable loans, the significant unobservable input is the market comparable price. A substantial increase (decrease) in the significant unobservable input for loans would result in a higher (lower) fair value.

    Equity securities

    The majority of the Company's positions in equity securities are traded on public stock exchanges, for which quoted prices are readily and regularly available.

    Derivative contracts

    Positions in derivatives include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives are typically derived from the observable exchange prices and/or observable inputs. Fair values for OTC derivatives are determined on the basis of internally developed proprietary models using various inputs. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument.

    The determination of fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace. Other, more complex derivatives use unobservable inputs. Specific unobservable inputs include long-dated volatility assumptions on OTC option transactions.

    Interest rate derivatives

    OTC vanilla interest rate products, such as interest rate swaps, are valued by discounting the anticipated future cash flows. The future cash flows and discounting are derived from market standard yield curves and industry standard volatility inputs. Where applicable, exchange-traded prices are also used to value exchange traded futures and options and can be used in yield curve construction. For more complex products, inputs include, but are not limited to correlation, volatility, prepayment rate, credit spreads, basis spread and mean reversion.

3. Fair Value Measurement (Continued)

Equity/ index related derivatives

Equity derivatives include listed derivative options, vanilla options, forwards, and total return swaps on equities in addition to different types of long dated options. Unobservable inputs for equity derivatives can include volatility, skew, credit spreads, and price of underlying. A substantial increase (decrease) in the value of the significant unobservable input for equity and index-related derivative assets and liabilities would result in a higher (lower) fair value.

Credit derivatives

Credit derivatives include total return swaps on loans, which are valued using industry standard models and inputs that are generally market observable including credit spreads and recovery rates. A substantial increase (decrease) in the value of the significant unobservable input for credit derivative assets and liabilities would result in a lower (higher) fair value.

Quantitative disclosures of valuation techniques

The following table provides a representative range of minimum and maximum values of each significant unobservable input for the material level 3 assets and liabilities by the related valuation technique.

	Fair Value (in thousands)	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average
Assets						
Loans	$ 582,137	Market comparable	Price, in %	20.0%	103.0%	92.0%
Equity	147,717	Option model	Volatility, in %	16.5%	132.3%	43.0%
	15,000	Vendor price	Price of the underlying, in actuals	1.25	104.29	9.00
Derivative contracts:						
Equity/index-related products (1)	227,112	Option model	Volatility, in %	16.5%	132.3%	43.0%
	55,000	Vendor price	Price of the underlying, in actuals	0.00	3.48	2.00
Credit products (2)	34,066	Discounted cash flow	Credit spread, in bp	612	2,338	1,430
	10,000		Recovery rate, in %	20.0%	67.5%	45.0%
Liabilities						
Derivative contracts:						
Equity/index-related products (1)	$ 70,082	Option model	Volatility, in %	16.5%	132.3%	43.0%
	3,000	Vendor price	Price of the underlying, in actuals	1.25	1.25	1.25

(1) Volatility is impacted by the underlying risk, term and the strike price of the derivative. In the case of equity derivatives, volatility may vary greatly depending upon the underlying equity name on the derivative.

(2) For financial instruments where credit spread is the significant unobservable input, the wide range represents positions with varying levels of risk. The lower end of the credit spread range typically represents shorter-dated instruments and/or those with better perceived credit risk. The higher end of the range typically comprises longer-dated financial instruments or those referencing non-performing, distressed or impaired reference credits. Similarly, the spread between the reference credit and an index can vary significantly based on the risk of the instrument. The spread will be positive for instruments that have a higher risk of default than the index (which is based on a weighted average of its components) and negative for instruments that have a lower risk of default than the index.

3. Fair Value Measurement (Continued)

Interrelationships between significant unobservable inputs

There are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.

Leveling of assets and liabilities not at Fair Value where a Fair Value is disclosed

The following table provides the carrying value and fair value of financial instruments which are not carried at fair value in the statement of financial condition.

	Carrying Value	Fair Value			
December 31, 2015		Level 1	Level 2	Level 3	Total
Financial assets		(in thousands)			
Cash and cash equivalents...	$ 5,649	$ 5,649	$ -	$ -	$ 5,649
Securities borrowed from affiliate...........................	8,719,209	-	8,719,209	-	8,719,209
Receivables from brokers, dealers and others......	214,113	-	214,113	-	214,113
Other assets and deferred amounts........................	280,232	-	280,232	-	280,232
Total assets..	$ 9,219,214	$ 5,649	$ 9,213,565	$ -	$ 9,219,214
Financial liabilities					
Short-term borrowings from affiliates...................	$ 1,639,760	$ -	$ 1,665,663	$ -	$ 1,665,663
Securities loaned to affiliate.......................................	9,495,580	-	9,495,580	-	9,495,580
Subordinated and other long-term borrowings..	4,677,503	-	4,730,997	-	4,730,997
Other liabilities..	2,338,587	-	2,338,587	-	2,338,587
Total liabilities...	$ 18,151,434	$ -	$ 18,230,832	$ -	$ 18,230,832

_____
(1) Amounts in Level 1 relate to cash overdrafts.

For the majority of these financial instruments, the carrying value approximates fair value due to the relatively short period of time between their origination and expected realization, as well as minimal credit risk inherent in these instruments.

4. **Related Party Transactions**

The Company relies on other CSG entities for financing. In the ordinary course of business, the Company enters into significant financing and operating transactions with affiliated companies.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2015:

ASSETS

	(In thousands)
Cash and cash equivalents	$ 648
Securities borrowed from affiliate	8,719,209
Derivative contracts	1,648
Receivables from brokers, dealers and others	69,737
Deferred tax asset (included in Other assets and deferred amounts)	60
Intercompany receivables (included in Other assets and deferred amounts)	144,734
Total assets	$ 8,936,036

LIABILITIES

Short-term borrowings from affiliates	$ 1,639,760
Securities loaned to affiliate	9,495,580
Derivative contracts	5,913
Subordinated and other long-term borrowings	4,677,503
Taxes payable (included in Other liabilities)	3,013
Intercompany payables (included in Other liabilities)	119,195
Total liabilities	$ 15,940,964

All of the obligations of the Company are guaranteed by CS USA.

During the year ended December 31, 2015, the Company changed its intercompany funding strategy by shifting a significant portion of the unsecured funding received from Credit Suisse Cayman Branch to CS Holdings.

The Company is included in a consolidated federal income tax return and combined state and local income tax returns filed by CS Holdings. See Note 13 for more information.

As of December 31, 2015, the fair market value of securities lent to affiliate was $9.1 billion and the fair market value of securities received from securities borrowed transactions with affiliate was $8.5 billion.

5. Receivables from and Payables to Brokers, Dealers and Other

Amounts receivable from and payable to brokers, dealers and other as of December 31, 2015 consist of the following:

	Receivables	Payables
	(In thousands)	
Unsettled regular-way securities trades..	$ 213,012	$ -
Fails to deliver/fails to receive..	-	-
Non-customer receivables/payables...	1,101	-
Total receivables from and payables to brokers, dealers and other......	$ 214,113	$ -

6. Derivative Contracts

The Company, as an OTC Derivatives Dealer, is engaged in a broad–based OTC derivatives business. In general, derivatives are contractual agreements that derive their values from the performance of underlying financial instruments, interest rates, or a variety of indices. The Company enters into derivative transactions to provide products to its clients and for risk management purposes. Economic hedges arise when the Company enters into derivative contracts for its own risk management purposes, but the contracts entered into do not qualify for hedge accounting under US GAAP. See Note 1 for more information.

CREDIT SUISSE CAPITAL LLC
Notes to Statement of Financial Condition (Continued)
December 31, 2015

7. Derivative Contracts

Fair value of derivative instruments

The table below represents gross derivative fair values, segregated by type of contract. Notionals have also been provided as an indication of the volume of derivative activity within the Company.

As of December 31, 2015	Notional amount	Fair value assets	Fair value liabilities
	(In thousands)		
Swaps	$ 611,141	$ 4,250	$ 1,083
Futures	387,184	-	-
Forwards	244,861	2,563	10,689
Interest rate products	1,243,186	6,813	11,772
Forwards	544,624	663	23,634
Swaps	54,118,205	948,622	2,339,603
Options bought and sold (OTC)	4,527,599	1,029,288	441,788
Options bought and sold (exchange traded)	80,653	31,783	1,147
Equity/index-related products	59,271,081	2,010,356	2,806,172
Credit products (1)	4,533,290	905,990	18,625
Total gross derivative contracts	65,047,557	2,923,159	2,836,569
Impact of counterparty netting (2)	-	(723,671)	(723,671)
Impact of cash collateral netting (2)	-	(1,854,591)	(1,609,106)
Total derivative contracts	$ 65,047,557	$ 344,897	$ 503,792

(1) Primarily represents total return swaps on loans.
(2) Derivative contracts are reported on a net basis in the statement of financial condition. The impact of netting represents an adjustment related to counterparty and cash collateral netting.

These financial instruments are included as derivatives contracts in financial instruments owned/sold not yet purchased, respectively, in the statement of financial condition. Amounts related to futures contracts are included in receivables from brokers, dealers and other and payables to brokers, dealers and other, respectively, in the statement of financial condition.

Managing the risks

As a result of the Company's broad involvement in financial products and markets, its trading strategies are correspondingly diverse and exposures are generally spread across a diversified range of risk factors. CSG uses value at risk ("VaR") and an economic capital limit structure to limit overall risk-taking. The level of risk is further restricted by a variety of specific limits, including controls over trading exposures. Also as part of its overall risk management, the Company holds a portfolio of economic hedges. Hedges are impacted by market movements, similar to other securities, and may result in gains or losses on the hedges which offset losses or gains on the portfolios they were designed to economically hedge. CSG specifically risk manages its positions with regards to market and credit risk. For market risk it uses tools capable of calculating comparable exposures across its many activities, as well as focused tools that can specifically model unique characteristics of certain instruments or portfolios.

8. **Assets Assigned or Pledged**

The Company pledges assets mainly for other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are parenthetically disclosed on the statement of financial condition. The Company receives cash and securities in connection with securities borrowing and loans and derivative transactions. A portion of the collateral and securities received by the Company was sold or repledged in connection with securities sold not yet purchased, securities borrowing or loans, and derivative transactions.

The following table sets forth the assets pledged by the Company and the collateral received by the Company as of December 31, 2015:

	December 31, 2015
	(In thousands)
Fair value of the assets pledged or assigned as collateral by the Company all of which was encumbered	$ 9,018,489
Fair value of the collateral received by the Company with the right to sell or repledge	8,567,273
of which was sold or repledged	3,755,204

9. **Offsetting of Financial Assets and Liabilities**

The disclosures set out in the tables below include derivatives and securities lending and borrowing transactions that are offset in the Company's statement of financial condition; or are subject to an enforceable master netting agreement or similar agreement ("enforceable master netting agreements" or "enforceable MNA"), irrespective of whether they are offset in the Company's statement of financial condition. Similar agreements include derivative clearing agreements and global master securities lending agreements.

Derivatives

The Company transacts bilateral OTC derivatives ("OTC derivatives") mainly under International Swaps and Derivatives Association ("ISDA") Master Agreements. These agreements provide for the net settlement of all contracts under the agreement through a single payment in the event of default on or termination under the agreement. They allow the Company to offset balances from derivative assets and liabilities as well as the receivables and payables to related cash collateral transacted with the same counterparty. Collateral for OTC derivatives is received and provided in the form of cash and marketable securities. Such collateral may be subject to the standard industry terms of an ISDA Credit Support Annex. The terms of an ISDA Credit Support Annex provide that securities received or provided as collateral may be pledged or sold during the term of the transactions and must be returned upon maturity of the transaction. These terms also give each counterparty the right to terminate the related transactions upon the other counterparty's failure to post collateral. Financial collateral received or pledged for OTC derivatives may also be subject to collateral agreements which restrict the use of financial collateral.

8.   **Offsetting of Financial Assets and Liabilities (Continued)**

For derivatives transacted with exchanges ("exchange-traded derivatives") and central clearing counterparties ("OTC-cleared derivatives"), positive and negative replacement values and related cash collateral may be offset if the terms of the rules and regulations governing these exchanges and central clearing counterparties permit such netting and offset. Where no such agreements exist, fair values are recorded on a gross basis.

Offsetting of derivatives

The following table presents the gross amount of derivatives subject to enforceable master netting agreements by contract and transaction type, the amount of offsetting, the amount of derivatives not subject to enforceable master netting agreements and the net amount presented in the statement of financial condition.

As of December 31, 2015	Derivative assets	Derivative liabilities
	(in thousands)	
OTC	$ 4,611	$ 3,651
Interest rate products	4,611	3,651
OTC	1,724,992	2,344,100
Exchange-traded	31,783	1,146
Equity/index-related products	1,756,775	2,345,246
OTC	867,044	18,280
Credit products	867,044	18,280
OTC	2,596,647	2,366,031
Exchange-traded	31,783	1,146
Total gross derivative contracts subject to enforceable MNA	2,628,430	2,367,177
of which OTC	(2,578,262)	(2,332,777)
Offsetting	(2,578,262)	(2,332,777)
of which OTC	18,385	33,254
of which exchange-traded	31,783	1,146
Total net derivatives subject to enforceable MNA	50,168	34,400
Total derivatives not subject to enforceable MNA (1)	294,729	469,392
Total net derivatives presented in the statement of financial condition	$ 344,897	$ 503,792
of which recorded in financial instruments owned and sold not yet purchased	$ 344,897	$ 503,792

_____

(1)   Represents derivatives where a legal opinion supporting their enforceability of netting in the event of default or termination under the agreement is not in place.

8. **Offsetting of Financial Assets and Liabilities (Continued)**

Securities lending and borrowing transactions

Securities lending and borrowing transactions are generally executed under global master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the statement of financial condition if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same master netting agreement. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the statement of financial condition. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the statement of financial condition.

Offsetting of securities borrowing transactions

The following table presents the gross amount of securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the statement of financial condition.

	Gross	Offsetting	Net
December 31, 2015		(in thousands)	
Securities borrowing transactions	$ 8,719,209	$ -	$ 8,719,209
Total subject to enforceable MNA	$ 8,719,209	$ -	$ 8,719,209

The following table presents the gross amount of securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities lending transactions not subject to master netting agreements and the net amount presented in the statement of financial condition.

	Gross	Offsetting	Net
December 31, 2015		(in thousands)	
Securities lending transactions	$ 9,495,580	$ -	$ 9,495,580
Total subject to enforceable MNA	$ 9,495,580	$ -	$ 9,495,580

8. **Offsetting of Financial Assets and Liabilities (Continued)**

Amount not offset in the statement of financial condition

The following table presents the net amount of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the statement of financial condition. The table excludes derivatives and securities borrowing and lending transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of the master netting agreements is not in place.

	Net	Financial Instruments (1)	Cash collateral received/ pledged (1)	Net exposure
December 31, 2015		(in thousands)		
Financial assets subject to enforceable MNA				
Derivative contracts	$ 50,168	$ 30,324	$ 329	$ 19,515
Securities borrowing transactions	8,719,209	8,719,209	-	-
Total financial assets subject to enforceable MNA	$ 8,769,377	$ 8,749,533	$ 329	$ 19,515
Financial liabilities subject to enforceable MNA				
Derivative contracts	$ 34,400	$ -	$ -	$ 34,400
Securities lending transactions	9,495,580	9,382,031	-	113,549
Total financial liabilities subject to enforceable MNA	$ 9,529,980	$ 9,382,031	$ -	$ 147,949

_____
(1) The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the statement of financial condition and therefore any over-collateralization of these positions is not included.

9. **Transfers of Financial Assets**

Securities lending transactions accounted for as secured borrowings

For securities lending transactions accounted for as secured borrowings, US GAAP requires the disclosure of the collateral pledged and the associated risks to which a transferor continues to be exposed after the transfer. This provides an understanding of the nature and risks of short-term collateralized financing obtained through these types of transactions.

Securities lending transactions represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activities. These transactions are collateralized principally by equity securities and have terms ranging from on demand to a longer or unspecified period of time.

In the event of the Company's default or a decline in fair value of collateral pledged, the security lending transaction provides the counterparty with the right to liquidate the collateral held or request additional collateral.

9. Transfers of Financial Assets (Continued)

The following tables provide the gross obligation relating to securities lending transactions by the class of collateral pledged and by remaining contractual maturity as of December 31, 2015.

Securities lending transactions – by class of collateral pledged

	December 31, 2015
	(In thousands)
Corporate debt securities	$ 434
Equity securities	9,495,146
Securities lending transactions	$ 9,495,580

Securities lending transactions – by remaining contractual maturity

As of December 31, 2015	On demand	Remaining contractual maturities			Total
		Up to 30 days	30 to 90 days	More than 90 days	
		(In thousands)			
Securities lending transactions	$ 253,405	$ -	$ -	$ 9,242,175	$ 9,495,580
Total	$ 253,405	$ -	$ -	$ 9,242,175	$ 9,495,580

10. Borrowings

Borrowings are generally used to facilitate the securities settlement process and finance financial instruments owned. Short-term borrowings are generally funding obligations with interest approximating the Federal Funds rate, LIBOR or other money market indices and an incremental spread. As of December 31, 2015, the Company had $1.6 billion in short-term borrowings, all of which was from affiliates and has a weighted average interest rate of 0.4%. As of December 31, 2015 there were no short-term borrowings secured by Company-owned securities.

As of December 31, 2015, the Company's outstanding long-term debt and subordinated borrowings were as follows:

	(In thousands)
Subordinated debt agreement, 3 month LIBOR plus 90 bps, due March 31, 2017 (1)	$ 115,000
Long-term borrowings from an affiliate, 0.4% - 0.7% , due various through 2019	4,562,503
Total subordinated and other long-term borrowings	$ 4,677,503

_____
(1) The weighted average interest rate for the subordinated financing agreement as of December 31, 2015 was 1.5%.

10. Borrowings (Continued)

The following table sets forth scheduled maturities of all subordinated and long-term borrowings as of December 31, 2015:

	(In thousands)
2016	$ -
2017	4,333,000
2018	-
2019	344,503
Total	$ 4,677,503

The subordinated borrowing under this agreement qualifies as regulatory capital and the agreement includes all statutory restrictions specified by the Uniform Net Capital Rule 15c3-1, under the Securities Exchange Act of 1934 ("the Exchange Act"), including restrictive covenants relating to additional subordinated borrowings and to minimum levels of net capital, as defined, and member's equity. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

11. Commitments and Guarantees

The following table sets forth the maximum quantifiable contingent liabilities and carrying amounts associated with guarantees as of December 31, 2015 by maturity:

	Amount of Guarantee Expiration Per Period					
	Less than 1 year	1-3 years	4-5 years	Over 5 years	Total guarantees	Carrying Amounts
	(In thousands)					
Credit guarantees (1)	$ -	$ 45	$ -	$ -	$ 45	$ 3
Total guarantees	$ -	$ 45	$ -	$ -	$ 45	$ 3

_____
(1) The Company enters into credit guarantees in the form of standby letters of credit, which represent obligations to make payments to third parties if the counterparties fail to fulfill their obligations under a borrowing arrangement. The carrying amount is recorded within other liabilities within the statement of financial condition.

The following table sets forth the Company's commitments that are not derivatives as of December 31, 2015:

	Commitment Expiration Per Period				
	Less than 1 year	1-3 years	4-5 years	Over 5 years	Total commitments
	(In thousands)				
Unfunded lending commitments (1)	$ -	$ 11,866	$ -	$ 134	$ 12,000
Total commitments	$ -	$ 11,866	$ -	$ 134	$ 12,000

_____
(1) The Company enters into commitments to extend credit, which the Company has elected to account for at fair value. The carrying amount is recorded within other liabilities within the statement of financial condition.

12. Net Capital

The Company computes its net capital under Appendix F of SEC Rule 15c3-1, which allows for market risk charges to be calculated using internal VaR models. As of December 31, 2015 the Company's net capital of $1.03 billion, after allowing for market and credit risk exposure of $61 million and $10 million, respectively, was in excess of the minimum net capital requirement by $1.01 billion. As an SEC registered OTC Derivatives Dealer, the Company does not carry securities accounts for customers and therefore is exempt from the provisions of SEC Rule 15c3-3.

13. Concentrations of Credit Risk

As an OTC Derivatives Dealer, the Company is engaged in various OTC derivative activities servicing a diverse group of institutional investors, affiliates and high net worth individuals. A substantial portion of the Company's transactions are executed with and on behalf of institutional investors including other brokers and dealers and affiliates. These transactions are generally collateralized.

Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. Exposure to credit risk is generated by contracting derivative transactions and loans with counterparties and dealers. The Company uses various means to manage its credit risk. The credit worthiness of all counterparties is analyzed at the outset of a credit relationship with the Company. These counterparties are subsequently reviewed on a periodic basis. The Company sets a maximum exposure limit for each counterparty, as well as for groups of counterparties. Furthermore, the Company enters into master netting agreements when feasible and demands collateral from substantially all counterparties or for certain types of credit transactions. As of December 31, 2015, the Company did not have any significant concentrations of credit risk.

14. Income Taxes

The Company is included in the consolidated federal income tax return and certain state and local income tax returns filed by CS Holdings and CS USA. CS Holdings allocates federal income taxes to its subsidiaries on a separate return basis, and any state and local income taxes on a pro rata basis, pursuant to a tax sharing arrangement.

Deferred tax assets and deferred tax liabilities are generated by the following temporary differences:

Deferred tax assets:	(In thousands)
Accrued expenses	$ 919
Total deferred tax assets	919
Deferred tax liabilities:	
Investments	374
Total deferred tax liabilities	374
Net deferred tax assets	$ 545

14. **Income Taxes**

The Company recorded a deferred tax asset of $545 thousand as of December 31, 2015. As of December 31, 2015 the state and local deferred tax asset of $60 thousand was included in other assets and deferred amounts in the statement of financial condition. The federal deferred tax asset of $485 thousand was included in other liabilities in the statement of financial condition. This amount is effectively settled as part of the intercompany settlements subsequent to year end.

No valuation allowance is recorded for the federal deferred tax asset of $485 thousand as the amounts were settled through the intercompany accounts. Based on anticipated future taxable income, the Company has not recorded a valuation allowance for its net state and local deferred tax assets of $60 thousand, as management believes that the state and local deferred tax assets as of December 31, 2015 are more likely than not to be realized. However, if estimates of future taxable income are reduced, the amount of the state and local deferred tax asset considered realizable could be reduced.

The Company remains open to examination from federal, New York State or New York City jurisdictions for the years 2006 and forward. The Company does not anticipate any settlements that would result in a material change to its statement of financial condition.

As of December 31, 2015, the Company has reviewed its tax positions and has not identified any unrecognized tax benefits.

15. **Legal Proceedings**

Management of the Company is not aware of any legal proceedings or other matters arising out of the Company's activities as an OTC Derivatives Dealer that would result in a material adverse effect on the Company's financial position.

16. **Subsequent Events**

The Company has evaluated the potential for subsequent events from December 31, 2015 through the date of issuance of the statement of financial condition on February 26, 2016.